KH 3/3

12013828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhett D. Thurman (212) 869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) NY (State) 10004 (Zip Code)

SEC MAIL RECEIVED PROCESSING
FEB 29 2012
WASH, D.C. 196 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AG 4/3

OATH OR AFFIRMATION

I, Rhett D. Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

PATRICK J. MCGOVERN
NOTARY PUBLIC, State of New York
No. 01MC5086132
Qualified in New York County
Commission Expires Oct. 6, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2012

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 9,282,199
Fees receivable, net of reserves of $12,850	4,415,325
Due from clearing broker	1,101,618
Investments, at fair value	1,298,639
Property and equipment - net of accumulated depreciation and amortization of $2,230,846	358,575
Prepaid expenses and other assets	2,736,437
Total assets	$ 19,192,793
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Bonus and profit-sharing payable	$ 2,966,438
Accounts payable, accrued expenses and other liabilities	5,145,038
Total liabilities	8,111,476
MEMBER'S EQUITY	
Cain Brothers & Company, Incorporated	11,081,317
Total member's equity	11,081,317
Total liabilities and member's equity	$ 19,192,793

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2011, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

2. BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an additional contribution of capital to the Company which was used to redeem in full the preferred interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital; as a consequence of this transaction, the Company became a single-member LLC.

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF, LLC ("CapitalSource") which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource. Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's Operating Agreement would be adopted on or before

March 14, 2008. This amendment, made on March 10, 2008, caused the Company to make quarterly distributions to Cain to the extent that the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with guidance issued by the Financial Accounting Standards Board ("FASB") establishing accounting standards related to financial instruments with characteristics of both liabilities and equity.

The credit agreement between Cain and CapitalSource has been amended from time to time, most recently by a Limited Consent and Third Amendment to the Credit Agreement, effective September 28, 2010, which among other provisions amended certain financial covenants and the Company's obligation to make distributions to Cain. The principal balance of Cain's loan from CapitalSource was $8,358,576 as of December 31, 2011. In accordance with the credit agreement, the remaining unpaid principal amount is due to be repaid in semiannual principal installments of $750,000, as well as interest payments throughout the term of the loan with the balance due no later than December 31, 2012 (see Note 4).

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated statement of financial condition conforms with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in bank accounts and deposits in money market fund. In order to mitigate credit risk, the Company places cash with major financial institutions.

Cash on deposit with banks as of December 31, 2011 exceeded insured limits. Cash deposited in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Fees Receivable

Fees receivable are comprised of billed invoices and unbilled income accrued for engagements on which the Company's work is substantially complete and its fees are deemed to be earned at December 31, 2011. Fees receivable associated with billed invoices are carried net of reserves, which are established primarily on an aging basis, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

Investments and Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities and investments owned are valued at market value, and securities and investments not readily marketable are valued at fair value as determined by management.

Effective January 1, 2008, the Company adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Due From or To Clearing Broker

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs along with the cost of minor equipment are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

Software Development Costs

Direct development costs associated with internal-use computer software are accounted for under guidance relating to accounting for the costs of computer software developed or obtained for internal use, and are capitalized including external direct costs of material and services and payroll cost for employees devoting time to the software projects. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently a disregarded entity for tax purposes. The operations of the Company will be included in the taxable income of Cain, the member. There is no tax sharing agreement between the Company and member and there have been no distributions to the member specifically for reimbursement of taxes.

As required by the FASB uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2011, the Company did not have any material uncertain tax positions for open tax years from 2008.

Consolidation

The consolidated statement of financial condition includes the accounts of Cain Brothers RE LLC, its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $6,143,582. Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital of $4,132,170, which exceeded its requirement of $409,572 by $3,722,598.

The First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note 2) provided that the Company begin, effective March 31, 2008, making quarterly distributions to Cain in the amount of $700,000 per quarter, to the extent earnings and regulatory net capital are sufficient to permit such distributions. Pursuant to the terms of the Third Amendment to the Third Amended and Restated Operating Agreement, the required quarterly distributions were increased to $875,000 in 2010 and reduced to $600,000 beginning in the first quarter of 2011. With respect to these required distributions, this amendment allows the Company's distributions to Cain to be reduced to the extent that cash distributions are made by another subsidiary of Cain. Effective January 1, 2008, the Company began to record undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2011, distribution payable amounted to $550,000 and is included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

5. FIXED ASSETS

Fixed assets consist of the following at December 31, 2011:

	Life (in Years)	
Capitalized software costs	3	$ 1,973,536
Computer equipment	3	239,289
Furniture and fixtures	5	115,838
Leasehold improvements	(*)	216,919
Machinery and equipment	5	43,839
		2,589,421
Less: accumulated depreciation and amortization		2,230,846
Total fixed assets		$ 358,575

(*) Amortized over the shorter of the estimated life or the term of the lease.

6. INVESTMENTS, SECURITIES AND CASH EQUIVALENTS, AT FAIR VALUE

At December 31, 2011, the Company has member interests in CB Health Ventures LLC and CB Health Ventures II LLC (collectively referred to as "Ventures") which were formed for the purposes of managing investment funds. Ventures manage private equity funds focused on investment opportunities in the healthcare industry. The Company records the fair value of its investments in Ventures based on its proportionate interests held in Ventures, which is based on the underlying net asset value of the funds, including any carried interest. The Company's investments in Ventures as of December 31, 2011 were valued at $1,298,639 and are included in the consolidated statement of financial condition. The Company committed to contribute approximately $1,255,000 to Ventures, giving effect to an extension fund for which subscriptions were solicited during 2009. As of December 31, 2011, the Company has made contributions to Ventures totaling approximately $1,252,000. The Company's most recent capital call, for $11,072, was made on December 11, 2009.

As required by guidance issued by the FASB, investments and cash equivalents are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments and cash equivalents have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the levels within the fair values hierarchy at which the Company's investments are measured at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Money market fund [(a)]	$ 5,122,950	$ -	$ -	$ 5,122,950
Investments and securities	-	-	1,298,639	1,298,639
	$ 5,122,950	$ -	$ 1,298,639	$ 6,421,589

[(a)] The Money market fund balance is included in cash and cash equivalents on the consolidated statement of financial condition.

The following is a reconciliation of investments and securities in which significant unobservable inputs (Level 3) were used in determining fair value:

Balance, December 31, 2010	$ 2,231,092
Realized gain	108,083
Unrealized gains (losses), net	(21,742)
Distributions	(890,331)
Proceeds from sale	(128,463)
Transfers in (out) of Level 3, net	-
Balance, December 31, 2011	$ 1,298,639

In reporting its investments in Ventures at fair value, the Company has utilized audited financial statements provided by Ventures, which in turn give consideration to the current financial condition of Ventures' portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. While Ventures has adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements, effective January 1, 2008, the value of Ventures as of any particular date is not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

A principal of the Company also serves in a management capacity of Ventures.

7. RELATED-PARTY TRANSACTIONS

At December 31, 2011, the Company had a receivable of $65 from HEP Management Corporation, a private equity fund management company of which a principal of the Company serves in a management capacity.

On October 31, 2009, the Company entered into an Expense Sharing and Financing Agreement with Cain Brothers Asset Management, LLC ("CBAM"), a wholly-owned subsidiary of Cain, for certain administrative and financing services provided by the Company to CBAM. The Company also executed a Solicitation Agreement with CBAM dated October 31, 2009, to govern the parties' relationship with respect to client referrals made by the Company to CBAM relating to CBAM's investment advisory services. At December 31, 2011, the Company had a receivable of $851,723 from CBAM under these two agreements.

On January 24, 2011, the Company entered into a Financing Agreement with Cain to fund Cain's working capital requirements up to a limit of $1,250,000. At December 31, 2011, the Company had a receivable balance of $1,000,000 under the Financing Agreement.

The Company had a receivable of $15,198 as of December 31, 2011 from Cain Brothers Funding LLC ("CBF"), a new wholly-owned subsidiary of Cain formed on January 24, 2011, for ordinary operating expenses paid by the Company on behalf of CBF. The Company entered into an Expense Sharing and Financing Agreement dated January 24, 2011 with CBF for certain administrative and financing services provided by the Company to CBF. There were no outstanding balances under this agreement as of December 31, 2011.

The receivables from related parties are included in prepaid expenses and other assets on the consolidated statement of financial condition.

8. LEASE COMMITMENTS

The Company leases office space under non-cancelable operating lease agreements. Certain leases have renewal options and rent escalation clauses. Future minimum lease payments which extend through 2017 are as follows:

2012	$ 1,370,488
2013	1,255,140
2014	1,221,043
2015	1,307,814
2016	1,112,975
2017	729,700
	$ 6,997,160

The Company maintains a $462,500 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

9. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

For the year ended December 31, 2011, the Company's profit-sharing contribution to the Plan totaled $989,721 and is included in bonus and profit-sharing payable in the accompanying consolidated statement of financial condition. The profit sharing amount is expected to be funded in February 2012.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

11. CONTINGENCIES

On December 30, 2008, a civil complaint was filed in the Los Angeles Superior Court by a client of the Company (including its affiliates) alleging, among other claims, breach of contract relating to a financing transaction completed in 1998. The Company has vigorously contested these claims, resulting in the dismissal of all contract related claims to date. A summary judgment motion to dismiss remaining (tort) claims was filed in 2011 and remains pending. The Company has also filed a cross-claim for indemnity. A motion to dismiss this claim was heard and dismissed by the Court on January 25, 2012; the indemnity claim therefore remains pending as of this date.

On September 20, 2011, a complaint was filed in Washington State Superior Court alleging negligence, among other claims, associated with advisory services rendered by the Company beginning in September 2008, related to the early termination of a swap agreement. The Company considers this complaint frivolous and is vigorously contesting the claims. On October 21, 2011, the matter was removed to federal court in Washington. On November 15, 2011 and November 21, 2011, Motions to Dismiss and Transfer the matter to New York, respectively, were filed by the Company. These motions remain pending at this time.

The Company expects the process of defense and resolution of these matters will have no material adverse effect on the results of operations or financial condition of the Company. To management's knowledge, other than as described above, the Company has no legal contingencies as of December 31, 2011.

12. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2011 through the date the statement of financial condition was issued. Management has determined that there are no material events that would require disclosure in the Company's consolidated statement of financial condition.